Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2017 first-quarter
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2017 first-quarter results

Company on track to meet annual production and cost guidance

Tasiast Phase One expansion on budget and on schedule to reach full production in Q2 2018

Toronto, Ontario – May 2, 2017 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the first-quarter ended March 31, 2017.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 18 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2017 first quarter highlights:

•	Production[1]: 671,956 gold equivalent ounces (Au eq. oz.), compared with 687,463 Au eq. oz. in Q1 2016.
•	Revenue: $796.1 million, compared with $782.6 million in Q1 2016.
•	Production cost of sales[2]: $701 per Au eq. oz., compared with $687 in Q1 2016.
•	All-in sustaining cost[2]: $953 per Au eq. oz. sold, compared with $956 in Q1 2016. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $945 in Q1 2017, compared with $950 in Q1 2016.
•	Adjusted operating cash flow[2]: $250.9 million, compared with $207.6 million in Q1 2016.
•	Operating cash flow: $207.8 million, compared with $214.5 million in Q1 2016.
•	Adjusted net earnings[2,3]: $23.4 million, or $0.02 per share, compared with adjusted net earnings of $21.2 million, or $0.02 per share, in Q1 2016.
•	Reported net earnings[3]: $134.6 million, or $0.11 per share, compared with earnings of $35.0 million, or $0.03 per share, in Q1 2016.
•	Organic development projects:
o	The Tasiast Phase One expansion is progressing on time and on budget and is expected to reach full production in Q2 2018, with the Phase Two feasibility study on schedule to be completed in Q3 2017.
o	At Bald Mountain, engineering work is 60% complete at the Vantage Complex project in the South area.
o	At Round Mountain, the Phase W feasibility study is on schedule to be completed in Q3 2017.
o	In Russia, development of the September Northeast project near Dvoinoye is now complete, while at Moroshka, located near Kupol, portal construction is now complete and construction of surface infrastructure is 50% complete.
•	Outlook: Kinross expects to be within its 2017 guidance for production (2.5 - 2.7 million Au eq. oz.), production cost of sales ($660 - $720 per Au eq. oz.) and all-in sustaining cost ($925 - $1,025 per Au eq. oz.). The Company expects to be within its capital expenditures guidance of $900 million (+/- 5%).
•	Cerro Casale divestment: On March 28, 2017, the Company agreed to sell its 25% interest in Cerro Casale and its 100% interest in Quebrada Seca in Chile for $260 million in cash (which includes $20 million for Quebrada Seca), a contingent payment of $40 million following a construction decision for Cerro Casale, a 1.25% royalty on 25% of gross revenues from all metals sold at the properties (with the Company foregoing the first $10 million), a contingent water supply agreement with the Cerro Casale joint venture, and the purchaser assuming a $20 million contingent payment obligation.
•	Balance sheet: As of March 31, 2017, Kinross had cash and cash equivalents of $819.0 million, and available credit of $1,433.1 million, for total liquidity of approximately $2.3 billion. After considering the closing of the Cerro Casale and Quebrada Seca divestment, the Company’s pro forma cash and cash equivalent position is approximately $1.1 billion, with a total liquidity position of approximately $2.5 billion.

1Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 17 of this news release.

3Net earnings/loss figures in this release represent “net earnings (loss) attributable to common shareholders”.

p. 1 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2017 first-quarter results:

“Kinross started the year with a strong quarter, as our portfolio of mines generated solid cash flow. With our sharp focus on delivering consistent results, we are again on track to meet our annual guidance for production and costs.

During the quarter, we further strengthened our balance sheet with the divestment of Cerro Casale, a non-core asset in our portfolio. With the sale, our pro forma cash position is approximately $1.1 billion, with total liquidity of approximately $2.5 billion. Our strong balance sheet gives us the financial flexibility to fund our organic development projects in each of our operating regions, which are all progressing well.”

“We are making excellent progress with the Tasiast Phase One expansion, which is on schedule, on budget and expected to reach full production in approximately one year. We are continuing to develop Bald Mountain’s significant long-term potential, while the mine is on track to double production in 2017 compared with 2016. The feasibility studies for Tasiast Phase Two and Round Mountain Phase W are on schedule to be finalized in Q3 2017, when we expect to make a development decision for both projects. Russia’s development projects remain on track to support mine life extension at Kupol-Dvoinoye. We are excited about our pipeline of projects that we expect to deliver strong production with a lower cost profile in the years ahead.”

p. 2 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended
	March 31,
(in millions, except ounces, per share amounts, and per ounce amounts)	2017	2016(d)
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	677,781	691,910
Sold(c)	652,516	664,165

Attributable gold equivalent ounces(a)
Produced(c)	671,956	687,463
Sold(c)	645,946	659,397

Financial Highlights
Metal sales	$796.1	$782.6
Production cost of sales	$458.8	$457.7
Depreciation, depletion and amortization	$217.5	$193.2
Operating earnings	$48.6	$42.8
Net earnings attributable to common shareholders	$134.6	$35.0
Basic earnings per share attributable to common shareholders	$0.11	$0.03
Diluted earnings per share attributable to common shareholders	$0.11	$0.03
Adjusted net earnings attributable to common shareholders(b)	$23.4	$21.2
Adjusted net earnings per share(b)	$0.02	$0.02
Net cash flow provided from operating activities	$207.8	$214.5
Adjusted operating cash flow(b)	$250.9	$207.6
Average realized gold price per ounce	$1,220	$1,179
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$703	$689
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$701	$687
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$686	$674
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$945	$950
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$953	$956
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,101	$1,015
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,104	$1,019

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on page 13 to 17 of this news release.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2017 was 69.99:1, compared with 79.64:1 for the first quarter of 2016.
(d)	The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation for the acquisition of Bald Mountain and 50% of Round Mountain.

The following operating and financial results are based on first-quarter 2017 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 671,956 attributable Au eq. oz. in Q1 2017, compared with production of 687,463 attributable Au eq. oz. in Q1 2016.

Production cost of sales: Production cost of sales per Au eq. oz.2 increased to $701 for Q1 2017, compared with $687 for the first quarter of 2016, mainly as a result of higher cost of sales per ounce at Paracatu, Round Mountain and Kupol.

Production cost of sales per Au oz. on a by-product basis2 increased to $686 in Q1 2017, compared with $674 in Q1 2016, based on Q1 2017 attributable gold sales of 627,249 ounces and attributable silver sales of 1,308,861 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 decreased to $953 in Q1 2017, compared with $956 in Q1 2016. All-in sustaining cost per Au oz. sold on a by-product basis2 decreased to $945 in Q1 2017, compared with $950 in Q1 2016.

Average realized gold price: The average realized gold price in Q1 2017 increased to $1,220 per ounce, compared with $1,179 per ounce in Q1 2016.

Revenue: Revenue from metal sales increased to $796.1 million in Q1 2017, compared with $782.6 million during the same period in 2016, due to a higher average realized gold price.

p. 3 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Margins: Kinross’ attributable margin per Au eq. oz. sold4 was $519 for Q1 2017, compared with a Q1 2016 margin of $492 per Au eq. oz.

Operating cash flow: Adjusted operating cash flow2 increased by 21% to $250.9 million for Q1 2017, compared with $207.6 million for Q1 2016.

Net operating cash flow was $207.8 million for the first quarter of 2017, compared with $214.5 million for Q1 2016.

Earnings: Adjusted net earnings2,3 were $23.4 million, or $0.02 per share, for Q1 2017, compared with $21.2 million, or $0.02 per share, for Q1 2016.

Reported net earnings3 were $134.6 million, or $0.11 per share, for Q1 2017, compared with $35.0 million, or $0.03 per share, for Q1 2016. Reported earnings increased mainly as result of the increase in operating earnings and a reversal of previously recorded impairment charges of $97.0 million related to the agreement entered into in Q1 2017 to sell Cerro Casale at a price higher than the carrying value.

Capital expenditures: Capital expenditures increased to $178.9 million for Q1 2017, compared with $139.5 million for the same period last year, primarily due to Tasiast Phase One expansion project costs, and increased spending at Paracatu and Bald Mountain.

Operating results

Mine-by-mine summaries for 2017 first-quarter operating results may be found on pages eight and 12 of this news release. Highlights include the following:

Americas

At Fort Knox, production increased compared with Q1 2016 mainly as a result of higher mill grades and timing of ounces processed through the mill, but decreased compared with Q4 2016 largely as a result of lower mill throughput and the seasonal reduction in production from the heap. Cost of sales per ounce decreased compared with Q1 2016 primarily due to lower labour and contractor costs, and more ore mined relative to operating waste, which also contributed to lower cost of sales per ounce compared with Q4 2016.

At Round Mountain, performance was strong during the quarter as production increased year-over-year mainly due to more ounces recovered from the heap leach pads as a result of higher tonnes places on the pads. The strong performance from the heap leach, along with higher mill and heap leach grades, contributed to increased production quarter-over-quarter. Cost of sales per ounce increased compared with Q1 2016 largely due to an increase in operating waste mined, and decreased compared with Q4 2016 primarily due to increased grades and lower contractor costs.

At Bald Mountain, production increased year-over-year and quarter-over-quarter mainly as a result of higher grade material placed on the pads in the fourth quarter of 2016. Cost of sales per ounce decreased year-over-year and quarter-over-quarter as a result of more ore being mined relative to operating waste. Production at the mine is expected to be higher in the second half of the year, particularly in the fourth quarter, due to mine sequencing and timing from the heap leach, and the mine is on track to double production in 2017 compared with 2016.

Kettle River-Buckhorn continued to perform well, as higher grades and lower labour costs helped to decrease cost of sales per ounce compared with Q1 2016. Kettle River-Buckhorn is now expected to reach the end of its mine life by the end of Q2 2017.

4Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 4 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At Paracatu, production decreased compared with Q1 2016 and Q4 2016 mainly due to lower mill grades. Cost of sales per ounce increased compared with Q1 2016 and Q4 2016 due to higher operating waste mined and maintenance costs. Unfavourable foreign exchange movements also contributed to higher costs during the quarter compared with Q1 2016. During the quarter, the region received lower than average rainfall and, as a result, Paracatu is expected to temporarily curtail operations early in the third quarter. The potential for curtailment was factored into the Company’s annual production guidance and the site has continued to take further mitigation measures, including drilling more ground water wells and acquiring more water rights. The Company expects to provide an update with its second quarter results.

At Maricunga, gold production from the rinsing of heap materials placed on the pads prior to the suspension of mining activities continued during the quarter. Cost of sales per ounce continued to decrease as a result of higher than expected ounces recovered. Gold equivalent ounces sold were lower than production during the quarter due to timing of sales.

Russia

Kupol and Dvoinoye performed as planned in the first quarter. Production was lower than Q1 2016 and Q4 2016 due to anticipated lower grades. Cost of sales per ounce increased compared with Q1 2016 and Q4 2016 mainly as a result of the lower grades.

West Africa

Tasiast had strong performance during the quarter with production 37% higher compared with Q1 2016, mainly as a result of higher mill grades. Production increased compared with Q4 2016 mainly as a result of higher throughput and stronger grades. Cost of sales per ounce was significantly lower year-over-year and quarter-over-quarter mainly as a result of higher grades.

At Chirano, production was stronger compared with Q1 2016 primarily due to higher grades from the Paboase and Akoti underground deposits, but was lower compared with Q4 2016 due to lower grades from Paboase and the Tano open pit. Cost of sales per ounce decreased compared with Q1 2016 mainly as a result of the higher grades and lower power costs, and increased compared with Q4 2016 mainly due to higher labour costs and increased operating waste mined from the Tano pit.

Organic development projects

Tasiast Phase One development is making excellent progress, with full commercial production on schedule for Q2 2018. Engineering and procurement are substantially complete and plant construction is now 35% complete. All major installation contracts have now been awarded, and 80% of all equipment and materials are on site. Installation and mechanical work for the SAG mill has begun, concrete work remains a major focus at the primary crusher, and planned upgrades to the leach tanks, cyclone towers and oxygen plant in the existing processing facilities have commenced. Phase One is expected to increase plant throughput to 12,000 t/d, and increase production to approximately 400,000 Au eq. oz. per year at an all-in sustaining cost of $760 per Au oz.

The Tasiast Phase Two expansion feasibility study is also progressing well and is on schedule to be completed in Q3 2017. The Company is expecting to make a development decision once the feasibility study is finalized.

At Bald Mountain, the Company continues to develop the mine’s potential after doubling the site’s proven and probable mineral reserve estimates at year-end 2016. In the South area, engineering work at the Vantage Complex project is now 60% complete. Major construction work is expected to commence in the first half of 2018, with the proposed heap leach pad and associated processing facilities and infrastructure expected to accommodate a total capacity of 68 million tonnes of ore.

p. 5 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Round Mountain Phase W feasibility study continues to progress well and is expected to be completed in Q3 2017. The Company is expecting to make a development decision at that time. The scope of the Phase W expansion project involves changes to site infrastructure and processing facilities, and a substantial pre-stripping campaign to access a deeper extension of the mineralized zone. Phase W has the potential to extend life of mine at Round Mountain, one of the most consistent performing mines in the Company's portfolio.

Kinross’ Russian development projects continue to progress. At the Moroshka project, located approximately four kilometres from Kupol, portal construction is now complete, decline development is on schedule, and construction of surface infrastructure is now 50% complete. At September Northeast, located approximately 15 kilometres northwest of Dvoinoye, stripping has commenced, with development of the project completed on time and on budget. Processing of September Northeast ore at the Kupol mill is expected to commence in June. The new filter cake plant at Kupol is now in operation, which allows for tailings storage for the current mineral reserve estimates, and flexibility to permit additional storage capacity for potential mine life extensions.

Cerro Casale divestment

On March 28, 2017, the Company agreed to sell to Goldcorp Inc. its 25% interest in Cerro Casale and its 100% interest in Quebrada Seca in Chile for $260 million in cash (which includes $20 million for Quebrada Seca).

The agreement also includes: $40 million in cash, payable following a construction decision for Cerro Casale; the assumption by Goldcorp of a $20 million payment obligation due to Barrick Gold Corporation under the existing Cerro Casale shareholders agreement, which is payable when commercial production at Cerro Casale commences; and a 1.25% royalty from Goldcorp based on 25% of gross revenues from all metals sold at Cerro Casale and Quebrada Seca, with Kinross foregoing the first $10 million.

Additionally, Kinross will enter into a contingent water supply agreement with the Cerro Casale joint venture. Kinross expects to use any water supplied under such agreement for its Chilean assets to enhance future optionality.

Balance sheet

As of March 31, 2017, Kinross had cash and cash equivalents of $819.0 million, compared with $827.0 million as of December 31, 2016. The Company also had available credit of $1,433.1 million as of March 31, 2017 for total liquidity of approximately $2.3 billion.

The Company’s pro forma cash and cash equivalent position is approximately $1.1 billion after considering the Cerro Casale and Quebrada Seca divestment, with a total liquidity position of approximately $2.5 billion.

With no other debt maturities until 2020, Kinross is well-positioned to fund its pipeline of organic development projects with its strong balance sheet and liquidity.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 18 of this news release.

As previously announced on February 15, 2017, Kinross expects to produce approximately 2.5 - 2.7 million Au eq. oz. for the year and be within its regional production guidance ranges.

The Company expects to be within its regional production cost of sales guidance ranges, its company-wide production cost of sales guidance range of $660 - $720 per Au eq. oz., and its all-in sustaining cost guidance range of $925 - $1,025 per Au eq. oz. sold in 2017.

The Company also expects to meet its 2017 capital expenditure forecast of approximately $900 million (+/- 5%).

p. 6 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Wednesday, May 3, 2017 at 7:45 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 1297 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 1297 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

Kinross’ Annual Shareholders Meeting will be held on Wednesday, May 3, 2017 at 10:00 a.m. ET at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the Annual Meeting will be available at www.kinross.com and will also be archived for later access.

This news release should be read in conjunction with Kinross’ 2017 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2017 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 7 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended March 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2017	2016	2017	2016	2017	2016(a)	2017	2016(a)

Fort Knox	93,038	87,800	94,741	87,889	$58.5	$62.2	$617	$708
Round Mountain	102,749	92,926	104,098	90,474	75.5	60.4	725	668
Bald Mountain	47,077	20,422	41,647	11,197	33.8	13.1	812	1,170
Kettle River - Buckhorn	24,566	28,312	24,895	28,264	13.7	22.2	550	785
Paracatu	108,096	119,376	103,276	117,090	97.9	79.9	948	682
Maricunga	36,001	59,076	8,571	57,490	3.0	47.3	350	823
Americas Total	411,527	407,912	377,228	392,404	282.4	285.1	749	727

Kupol	143,378	192,450	143,481	175,691	71.8	78.2	500	445
Russia Total	143,378	192,450	143,481	175,691	71.8	78.2	500	445

Tasiast	64,623	47,078	66,112	48,391	47.0	47.2	711	975
Chirano (100%)	58,253	44,470	65,695	47,679	57.6	47.2	877	990
West Africa Total	122,876	91,548	131,807	96,070	104.6	94.4	794	983

Operations Total	677,781	691,910	652,516	664,165	458.8	457.7	703	689
Less Chirano non-controlling interest (10%)	(5,825)	(4,447)	(6,570)	(4,768)	(5.8)	(4.7)
Attributable Total	671,956	687,463	645,946	659,397	$453.0	$453.0	$701	$687

(a) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation for the acquisition of Bald Mountain and 50% of Round Mountain.

p. 8 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	March 31	December 31,
	2017	2016

Assets
Current assets
Cash and cash equivalents	$819.0	$827.0
Restricted cash	12.4	11.6
Accounts receivable and other assets	98.7	127.3
Current income tax recoverable	86.8	111.9
Inventories	964.8	986.8
Unrealized fair value of derivative assets	17.5	16.1
Assets classified as held for sale	246.5	-
	2,245.7	2,080.7
Non-current assets
Property, plant and equipment	4,866.2	4,917.6
Goodwill	162.7	162.7
Long-term investments	171.1	142.9
Investments in associate and joint ventures	24.0	163.6
Unrealized fair value of derivative assets	3.7	6.0
Other long-term assets	436.0	411.3
Deferred tax assets	94.4	94.5
Total assets	$8,003.8	$7,979.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$385.3	$464.8
Current income tax payable	41.2	72.6
Current portion of provisions	85.9	93.2
Current portion of unrealized fair value of derivative liabilities	0.4	7.1
	512.8	637.7
Non-current liabilities
Long-term debt	1,733.8	1,733.2
Provisions	869.5	861.2
Other long-term liabilities	172.3	172.2
Deferred tax liabilities	378.7	390.7
Total liabilities	3,667.1	3,795.0

Equity
Common shareholders' equity
Common share capital	$14,901.4	$14,894.2
Contributed surplus	230.8	238.3
Accumulated deficit	(10,891.5)	(11,026.1)
Accumulated other comprehensive income (loss)	58.0	39.1
Total common shareholders' equity	4,298.7	4,145.5
Non-controlling interest	38.0	38.8
Total equity	4,336.7	4,184.3
Total liabilities and equity	$8,003.8	$7,979.3

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,246,749,579	1,245,049,712

p. 9 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except per share and share amounts)

	Three months ended
	March 31,	March 31, (a)
	2017	2016

Revenue
Metal sales	$796.1	$782.6

Cost of sales
Production cost of sales	458.8	457.7
Depreciation, depletion and amortization	217.5	193.2
Total cost of sales	676.3	650.9
Gross profit	119.8	131.7
Other operating expense	15.0	33.9
Exploration and business development	21.0	16.7
General and administrative	35.2	38.3
Operating earnings	48.6	42.8
Other income (expense) - net	114.0	9.5
Equity in earnings (losses) of associate and joint ventures	(0.4)	0.2
Finance income	3.5	1.6
Finance expense	(29.0)	(33.2)
Earnings before tax	136.7	20.9
Income tax recovery (expense) - net	(2.9)	12.7
Net earnings	$133.8	$33.6
Net earnings (loss) attributable to:
Non-controlling interest	$(0.8)	$(1.4)
Common shareholders	$134.6	$35.0
Earnings per share attributable to common shareholders

Basic	$0.11	$0.03
Diluted	$0.11	$0.03

Weighted average number of common shares outstanding (millions)
Basic	1,245.6	1,173.6
Diluted	1,255.1	1,182.8

(a) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation for the acquisition of Bald Mountain and 50% of Round Mountain.

p. 10 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)

	Three months ended
	March 31,	March 31, (a)
	2017	2016

Operating:
Net earnings	$133.8	$33.6
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	217.5	193.2
Reversal of impairment charges	(97.0)	-
Equity in losses (earnings) of associate and joint ventures	0.4	(0.2)
Share-based compensation expense	3.3	3.8
Finance expense	29.0	33.2
Deferred tax recovery	(13.1)	(59.0)
Foreign exchange losses (gains) and other	(23.0)	3.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	50.2	(1.3)
Inventories	5.7	34.3
Accounts payable and accrued liabilities	(74.8)	14.0
Cash flow provided from operating activities	232.0	254.6
Income taxes paid	(24.2)	(40.1)
Net cash flow provided from operating activities	207.8	214.5

Investing:
Additions to property, plant and equipment	(178.9)	(139.5)
Business acquisition	-	(610.0)
Net additions to long-term investments and other assets	(9.6)	(11.1)
Net proceeds from the sale of property, plant and equipment	1.1	4.4
Increase in restricted cash	(0.8)	(0.4)
Interest received and other	2.1	0.6
Net cash flow used in investing activities	(186.1)	(756.0)
Financing:

Issuance of common shares on exercise of options	0.1	-
Proceeds from issuance of equity	-	275.7
Interest paid	(31.7)	(29.6)
Net cash flow provided from (used in) financing activities	(31.6)	246.1
Effect of exchange rate changes on cash and cash equivalents	1.9	1.9
Decrease in cash and cash equivalents	(8.0)	(293.5)
Cash and cash equivalents, beginning of period	827.0	1,043.9
Cash and cash equivalents, end of period	$819.0	$750.4

(a) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation for the acquisition of Bald Mountain and 50% of Round Mountain.

p. 11 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q1 2017	100	5,242	2,933	3,885	0.75	0.23	83%	93,038	94,741	$ 58.5	$ 617	$ 28.0	$ 22.5
		Q4 2016	100	9,864	3,235	7,226	0.79	0.28	83%	114,427	115,101	82.8	719	23.2	22.5
		Q3 2016	100	8,959	3,270	9,507	0.68	0.26	85%	110,396	107,444	79.8	743	13.8	20.4
		Q2 2016	100	6,141	3,467	4,914	0.64	0.28	83%	97,221	97,625	77.4	793	15.2	22.3
		Q1 2016	100	6,786	3,246	7,495	0.66	0.26	81%	87,800	87,889	62.2	708	18.0	23.5
	Round Mountain	Q1 2017	100	5,947	951	4,548	1.14	0.51	82%	102,749	104,098	$ 75.5	$ 725	$ 6.3	$ 28.9
		Q4 2016	100	7,488	865	6,054	0.99	0.43	78%	99,310	107,313	86.6	807	28.5	33.6
		Q3 2016	100	5,392	953	5,426	0.98	0.43	82%	93,215	88,477	73.7	833	14.8	24.2
		Q2 2016	100	6,632	942	5,533	0.80	0.40	80%	92,813	91,646	71.3	778	12.3	20.8
		Q1 2016 (8)	100 (8)	4,018	869	3,071	1.17	0.44	83%	92,926	90,474	60.4	668	16.3	16.1
	Bald Mountain (8), (9)	Q1 2017	100	3,660	-	3,660	-	0.69	nm	47,077	41,647	$ 33.8	$ 812	$ 15.7	$ 14.1
		Q4 2016	100	3,627	-	3,627	-	0.72	nm	44,343	34,585	$ 44.5	$ 1,287	$ 17.7	$ 17.3
		Q3 2016	100	3,081	-	3,081	-	0.66	nm	32,675	30,174	30.9	1,024	16.6	10.7
		Q2 2016	100	2,182	-	2,182	-	0.48	nm	32,704	35,508	43.2	1,217	4.5	8.6
		Q1 2016 (8)	100	1,766	-	1,766	-	0.62	nm	20,422	11,197	13.1	1,170	1.7	2.0
	Kettle River- Buckhorn	Q1 2017	100	98	96	-	9.95	-	93%	24,566	24,895	$ 13.7	$ 550	$ -	$ 0.4
		Q4 2016	100	128	122	-	8.49	-	94%	30,690	30,862	15.5	502	-	-
		Q3 2016	100	123	111	-	8.14	-	94%	28,241	28,104	17.1	608	-	-
		Q2 2016	100	101	101	-	7.40	-	93%	25,031	24,808	18.2	734	-	-
		Q1 2016	100	86	107	-	7.23	-	92%	28,312	28,264	22.2	785	-	1.3
	Paracatu	Q1 2017	100	10,226	11,892	-	0.38	-	73%	108,096	103,276	$ 97.9	$ 948	$ 25.9	$ 33.5
		Q4 2016	100	10,675	11,962	-	0.44	-	73%	124,975	127,576	101.5	796	47.9	40.9
		Q3 2016	100	12,597	11,084	-	0.48	-	73%	111,889	111,796	77.5	693	34.0	31.0
		Q2 2016	100	12,109	12,331	-	0.44	-	70%	126,774	126,365	87.5	692	15.9	35.4
		Q1 2016	100	11,825	11,439	-	0.44	-	73%	119,376	117,090	79.9	682	10.7	35.4
	Maricunga (8)	Q1 2017	100	-	-	-	-	-	-	36,001	8,571	$ 3.0	$ 350	$ 0.1	$ 1.2
		Q4 2016	100	-	-	-		-	-	32,899	33,360	17.8	534	2.1	1.2
		Q3 2016	100	766	-	779		0.68	nm	39,253	39,458	37.5	950	0.9	10.8
		Q2 2016	100	1,346	-	1,475		0.61	nm	44,304	45,362	42.6	939	1.3	11.6
		Q1 2016	100	3,947	-	4,254	-	0.69	nm	59,076	57,490	47.3	823	0.8	10.8
Russia	Kupol (3)(4)(6)	Q1 2017	100	448	417	-	10.23	-	95%	143,378	143,481	$ 71.8	$ 500	$ 5.4	$ 55.0
		Q4 2016	100	503	426	-	12.46	-	95%	180,023	179,912	80.8	449	21.1	63.1
		Q3 2016	100	492	440	-	11.79	-	95%	178,032	181,508	82.4	454	24.8	60.9
		Q2 2016	100	513	428	-	12.75	-	95%	183,638	198,890	82.9	417	15.1	59.9
		Q1 2016	100	494	416	-	13.92	-	95%	192,450	175,691	78.2	445	27.8	52.9
West Africa	Tasiast	Q1 2017	100	1,037	746	75	2.41	0.50	92%	64,623	66,112	$ 47.0	$ 711	$ 71.1	$ 25.3
		Q4 2016	100	1,683	736	454	2.39	0.46	91%	63,728	61,318	58.7	957	68.7	29.4
		Q3 2016	100	2,462	457	1,585	1.78	0.45	91%	34,793	30,793	38.1	1,237	36.3	22.0
		Q2 2016	100	1,937	489	1,542	1.39	0.45	92%	29,577	28,467	35.3	1,240	36.0	22.3
		Q1 2016	100	1,891	777	1,187	1.51	0.41	91%	47,078	48,391	47.2	975	49.9	22.7
	Chirano - 100%	Q1 2017	90	845	852	-	2.25	-	92%	58,253	65,695	$ 57.6	$ 877	$ 17.9	$ 34.5
		Q4 2016	90	864	811	-	2.55	-	92%	62,106	53,400	41.2	772	14.3	28.4
		Q3 2016	90	858	918	-	2.35	-	92%	61,817	62,573	53.0	847	9.5	30.0
		Q2 2016	90	547	882	-	1.72	-	91%	43,561	42,312	48.3	1,142	11.1	25.8
		Q1 2016	90	453	847	-	1.77	-	91%	44,470	47,679	47.2	990	11.7	25.7
	Chirano - 90%	Q1 2017	90	845	852	-	2.25	-	92%	52,428	59,125	$ 51.8	$ 877	$ 16.1	$ 31.1
		Q4 2016	90	864	811	-	2.55	-	92%	55,896	48,060	37.1	772	12.9	25.6
		Q3 2016	90	858	918	-	2.35	-	92%	55,635	56,316	47.7	847	8.5	27.0
		Q2 2016	90	547	882	-	1.72	-	91%	39,205	38,081	43.5	1,142	10.0	23.2
		Q1 2016	90	453	847	-	1.77	-	91%	40,023	42,911	42.5	990	10.5	23.1

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q1 (2017) 83.03 g/t, 85.4%; Q4 (2016) 99.05 g/t, 86.6%; Q3 (2016) 104.36 g/t, 90.0%; Q2 (2016) 105.89 g/t, 86.5%; Q1 (2016) 104.19 g/t, 88.0%
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q1 2017: 69.99:1; Q4 2016: 70.88:1; Q3 2016: 68.05:1; Q2 2016: 75.06:1; Q1 2016: 79.64:1
(6)	Dvoinoye ore processed and grade were as follows: Q1 (2017) 120,255 tonnes, 14.67 g/t ; Q4 (2016) 120,000 tonnes, 21.24 g/t ; Q3 (2016) 117,814 tonnes, 18.96 g/t ; Q2 (2016) 118,057 tonnes, 22.42 g/t; Q1 (2016) 129,675 tonnes, 22.69 g/t
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation for the acquisition of Bald Mountain and 50% of Round Mountain.
(9)	"nm" means not meaningful.

p. 12 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Earnings
(in millions, except per share amounts)	Three months ended
	March 31
	2017	2016 (d)

Net earnings attributable to common shareholders - as reported	$134.6	$35.0

Adjusting items(a):
Foreign exchange losses	2.6	2.8
Gains on sale of other assets	(0.5)	(3.5)
Foreign exchange gains on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(4.4)	(6.2)
Acquisition costs	-	7.8
Taxes in respect of prior years	4.7	(6.5)
Reversal of impairment charges (b)	(97.0)	-
Insurance recoveries	(17.5)	-
Other(b)	(0.4)	(7.9)
Tax effect of above adjustments	1.3	(0.3)
	(111.2)	(13.8)
Adjusted net earnings attributable to common shareholders	$23.4	$21.2
Weighted average number of common shares outstanding - Basic	1,245.6	1,173.6
Adjusted net earnings per share	$0.02	$0.02

(a) In 2016, the Company amended its presentation of the reconciliation of net earnings to adjusted net earnings by presenting the adjusting items on a pre-tax basis and including their tax impact as a separate line item. As a result, the comparative period has been recast to reflect this change in presentation.

(b) During the three months ended March 31, 2017, the Company recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale.

(c) Other includes non-hedge derivatives losses (gains). During the three months ended March 31, 2016, other includes non-hedge derivatives losses (gains) and transaction costs.

(d) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation for the acquisition of Bald Mountain and 50% of Round Mountain.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 13 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended
	March 31
	2017	2016 (a)

Net cash flow provided from operating activities - as reported	$207.8	$214.5

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(50.2)	1.3
Inventories	(5.7)	(34.3)
Accounts payable and other liabilities, including taxes	99.0	26.1
	43.1	(6.9)
Adjusted operating cash flow	$250.9	$207.6

 (a) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation of the acquisition of Bald Mountain and 50% of Round Mountain.

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended March 31
	2017	2016 (a)

Production cost of sales - as reported	$458.8	$457.7
Less: portion attributable to Chirano non-controlling interest	(5.8)	(4.7)
Attributable production cost of sales	$453.0	$453.0

Gold equivalent ounces sold	652,516	664,165
Less: portion attributable to Chirano non-controlling interest	(6,570)	(4,768)
Attributable gold equivalent ounces sold	645,946	659,397
Consolidated production cost of sales per equivalent ounce sold	$703	$689
Attributable production cost of sales per equivalent ounce sold	$701	$687

(a) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation of the acquisition of Bald Mountain and 50% of Round Mountain.

p. 14 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By- Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended
	March 31
	2017	2016 (a)

Production cost of sales - as reported	$458.8	$457.7
Less: portion attributable to Chirano non-controlling interest	(5.8)	(4.7)
Less: attributable silver revenues	(22.9)	(19.5)
Attributable production cost of sales net of silver by-product revenue	$430.1	$433.5

Gold ounces sold	633,806	647,490
Less: portion attributable to Chirano non-controlling interest	(6,557)	(4,757)
Attributable gold ounces sold	627,249	642,733
Attributable production cost of sales per ounce sold on a by-product basis	$686	$674

 (a) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation of the acquisition of Bald Mountain and 50% of Round Mountain.

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 15 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended
	March 31
	2017	2016 (10)

Production cost of sales - as reported	$458.8	$457.7
Less: portion attributable to Chirano non-controlling interest(1)	(5.8)	(4.7)
Less: attributable(2) silver revenues(3)	(22.9)	(19.5)
Attributable(2) production cost of sales net of silver by-product revenue	$430.1	$433.5
Adjusting items on an attributable(2) basis:
General and administrative(4)	35.2	38.3
Other operating expense - sustaining(5)	6.2	23.5
Reclamation and remediation - sustaining(6)	20.8	18.3
Exploration and business development - sustaining(7)	10.9	11.5
Additions to property, plant and equipment - sustaining(8)	89.7	85.7
All-in Sustaining Cost on a by-product basis - attributable(2)	$592.9	$610.8
Other operating expense - non-sustaining(5)	6.5	2.5
Exploration - non-sustaining(7)	10.0	5.0
Additions to property, plant and equipment - non-sustaining(8)	79.5	34.3
Reclamation & remediation costs not related to current operations(6)	1.6	-
All-in Cost on a by-product basis - attributable(2)	$690.5	$652.6
Gold ounces sold	633,806	647,490
Less: portion attributable to Chirano non-controlling interest(9)	(6,557)	(4,757)
Attributable(2) gold ounces sold	627,249	642,733
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$945	$950
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,101	$1,015

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended
	March 31
	2017	2016 (10)

Production cost of sales - as reported	$458.8	$457.7
Less: portion attributable to Chirano non-controlling interest(1)	(5.8)	(4.7)
Attributable(2) production cost of sales	$453.0	$453.0
Adjusting items on an attributable(2) basis:
General and administrative(4)	35.2	38.3
Other operating expense - sustaining(5)	6.2	23.5
Reclamation and remediation - sustaining(6)	20.8	18.3
Exploration and business development - sustaining(7)	10.9	11.5
Additions to property, plant and equipment - sustaining(8)	89.7	85.7
All-in Sustaining Cost - attributable(2)	$615.8	$630.3
Other operating expense - non-sustaining(5)	6.5	2.5
Exploration - non-sustaining(7)	10.0	5.0
Additions to property, plant and equipment - non-sustaining(8)	79.5	34.3
Reclamation & remediation costs not related to current operations(6)	1.6	-
All-in Cost - attributable(2)	$713.4	$672.1
Gold equivalent ounces sold	652,516	664,165
Less: portion attributable to Chirano non-controlling interest(9)	(6,570)	(4,768)
Attributable(2) gold equivalent ounces sold	645,946	659,397
Attributable(2) all-in sustaining cost per equivalent ounce sold	$953	$956
Attributable(2) all-in cost per equivalent ounce sold	$1,104	$1,019

p. 16 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(1) "Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(2) “Attributable” includes Kinross' share of Chirano (90%) production.

(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(4) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended March 31, 2017 primarily relate to projects at Tasiast.

(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

(10) The interim financial statements for the three months ended March 31, 2016 were recast to reflect the retrospective impact of the finalization of the purchase price allocation of the acquisition of Bald Mountain and 50% of Round Mountain.

p. 17 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “Organic Development Projects”, “Balance sheet”, “Outlook” and “Cerro Casale Divestment” and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; the closing of the Cerro Casale sale and the consequences thereof; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “anticipate”, “assumption”, “believe”, “consideration”, “estimates”, ‘‘expects’’, “explore”, “forecast”, “focus”, “forward”, “guidance”, “intend”, “initiative”, “measures”, “optimize”, “outlook”, “opportunity”, “phased”, “plan”, “possible”, “potential”, “project”, “projection”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall and, in particular, that operations at Paracatu may be curtailed as a result of insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; (12) access to capital markets, including but not limited to maintaining a debt rating consistent with the Company’s current expectations; and (13) the closing of the divestment of Cerro Casale will occur as contemplated. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2016 MD&A and our 2017 Q1 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 18 Kinross reports 2017 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”).

p. 19 Kinross reports 2017 first-quarter results	www.kinross.com